ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the "Agreement"), made and entered into as of November 10, 1997, by and among TOKAI ALUMINUM FOIL CO., LTD., a Japanese corporation ("TAF"), TOKAI ELECTRONICS CO., LTD., a Japanese corporation (the "Seller"), CHECKPOINT PRODUCTION JAPAN K.K., a Japanese corporation (the "Purchaser") and CHECKPOINT SYSTEMS, INC., a Pennsylvania corporation ("Checkpoint").

W I T N E S S E T H :

WHEREAS, the Seller wishes to sell most of its assets (together with the goodwill associated therewith);

WHEREAS, TAF controls the Seller and wishes to support the Seller's sale of such assets;

WHEREAS, the Purchaser wishes to purchase such assets from the Seller; and

WHEREAS, Checkpoint controls the Purchaser and wishes to support the Purchaser's purchase of such assets;

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1. Definitions. For the purposes of this Agreement, capitalized terms used herein without definition shall have the respective meanings ascribed to them in Schedule 1.1.

1.2. Interpretation. The terms defined in this Agreement shall mean and include the plural as well as the singular. Pronouns of the masculine gender shall mean and include corresponding words of the feminine and neuter gender. References to Articles, Sections, Exhibits and Schedules and subdivisions thereof shall, unless otherwise specifically set forth, be references to the Articles of, Sections of, Exhibits to and Schedules to this Agreement and subdivisions thereof respectively. The word "including" shall be deemed to be followed by the words "without limitation."
A facsimile copy shall, unless otherwise specifically set forth, be deemed to satisfy the requirement of "in writing", "written" and so on.

1.3. Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect interpretation of any of the terms or provisions of this Agreement.

ARTICLE II
SALE AND PURCHASE OF THE ASSETS

2.1. Sale and Purchase. At the Closing, on the terms and subject to the conditions contained in this Agreement, the Seller shall sell and the Purchaser shall purchase any and all rights and interests the Seller has in the Transferred Assets at the Purchase Price.

2.2. Assumption of Certain Liabilities. At the Closing, on the terms and subject to the conditions contained in this Agreement, the Seller shall assign and the Purchaser shall assume the Assumed Liabilities and the Seller shall pay the Purchaser the Adjustment Amount in consideration for the Purchaser's assumption of the Assumed Liabilities.

2.3.Finalization of the Closing Accounts, the Purchase Price and the Adjustment Amount.

(a)Promptly after the Closing, the Purchaser shall prepare its draft of the Closing Accounts. Within 30 days after the Closing Date, the Purchaser shall submit its draft of the Closing Accounts to the Seller for review and audit. The Seller shall have the right to conduct its review and audit promptly after submission by the Purchaser of its draft of the Closing Accounts in order to confirm the accuracy of such draft.

(b)No later than the later of: (i) the 15th day after the Seller's receipt of the Purchaser's draft of the Closing Accounts and (ii) the 45th day after the Closing Date (such later date being the "Seller's Notice Day"), the Seller shall notify the Purchaser in writing whether or not it approves the Purchaser's draft of the Closing Accounts. If the Seller, within such time-frame, notifies the Purchaser of its approval or fails to notify the Purchaser of the Seller's disapproval, the Closing Accounts shall be deemed to have been finalized.

(c)If the Seller notifies the Purchaser of its disapproval of the draft of the Closing Accounts, the Seller and the Purchaser shall discuss in good faith a possible solution to the difference in opinion between the Seller and the Purchaser and use their reasonable efforts to agree on the Closing Accounts. If the Seller and the Purchaser agree on the Closing Accounts at any time, the Closing Accounts shall be deemed to have been finalized.

(d)If the Seller and the Purchaser fail to agree on the Closing Accounts within 30 days after the Purchaser's receipt of the Seller's notice of its disapproval, either the Seller or the Purchaser may initiate an arbitration under Section 14.3 for the final determination of the Adjustment Amount. Unless they are previously agreed under Section 2.3(c) above, the Purchase Price and the Adjustment Amount shall be deemed to have been finalized upon the service of the arbitration award to both the Seller and the Purchaser.

2.4. Payment. The Purchase Price and the Adjustment Amount shall be paid as follows:

(a)Payment of the Preliminary Amount.  At the Closing, the
Purchaser shall, as the preliminary payment of the Purchase
Price, pay the amount (the "Preliminary Payment Amount") obtained by (i) deducting (A) the Preliminary Adjustment Amount and (B) such amount defined in Z of the Price Formula as agreed upon between the Seller and the Purchaser from and (ii) adding such estimated amount as agreed upon between the Seller and the Purchaser of the Approved Capital Expenditures outstanding as of the Closing to 2,869,135,437 Yen, to the Seller.

(b)Payment of the Adjustment Amount.

(i) If the amount (the "Net Purchase Price") obtained by deducting the Adjustment Amount from the Purchase Price is larger than the Preliminary Payment Amount, no later than the 10th
Business Day after the finalization of the Purchase Price and the Adjustment Amount under Section 2.3, the Purchaser shall pay to the Seller the difference between the Net Purchase Price and the Preliminary Payment Amount, together with the interest calculated on such difference at the Interest Rate for the period after 60th day of the Closing
Date.

(ii) If the Net Purchase Price is less than the Preliminary Payment Amount no later than the 10th Business Day after the finalization of the Purchase Price and the Adjustment Amount under Section 2,3, the Seller shall pay to the Purchaser the difference between the Preliminary Payment Amount and the Net Purchase Price, together with the interest calculated on such difference at the Interest Rate for the period after 60th day of the Closing Date.

(c)Payment Method.  The payment of the preliminary amount under
Section 2.4(a) shall be made by banker's checks in Japanese yen to be issued by a prime bank in Japan. All other payments under this Agreement shall be made by wire-transfer (denshin-sokin) of the relevant amount in Japanese yen to the receiving party's bank account in Tokyo or Yokohama; provided that the receiving party shall designate such bank account and notify the paying party of it in writing no later than 5 Business Days prior to the date of the relevant transfer.

2.5. The Parties Expenses Related to Transaction.

(a)Each party hereto shall bear the stamp duty payable with respect to the originals of this Agreement to be retained by such party. The Purchaser shall bear the registration license tax (toroku-menkyo-zei) payable in connection with the registration of the transfer of the ownership of the Real Properties from the Seller to the Purchaser under this Agreement, and the Seller and the Purchaser shall bear the consumption tax payable in connection with their respective payments under this Agreement and pay it by adding the amount of the applicable consumption tax to the relevant payment. Each party hereto shall bear any other Tax which such party is obligated to pay to the relevant tax authorities under applicable laws.

(b)The Seller shall be responsible for the payments of Taxes imposed on the Transferred Assets and the Taxes and social security changes to be withheld by employers and other expenses related to the Transferred Employees for the period up to the Closing Date, and the Purchaser shall be responsible for the same on and after the Closing Date. The Seller and the Purchaser agree to settle such payments between the Seller and the Purchaser promptly after the relevant amount is finalized.

2.6. No Assumption of Liability.  The Purchaser shall not assume
(and TAF and the Seller shall, jointly and severally, indemnify and hold harmless each Checkpoint Indemnitee from) (a) any liabilities of TAF or the Seller, or (b) any liabilities arising out of or attributable to any event occurring or any condition existing prior to the Closing in connection with the Transferred
Assets, the Transferred Business, the Transferred Employees, except for the Assumed Liabilities. Notwithstanding the preceding sentence, the parties hereto agree that with regard to any losses, liabilities, damages, deficiencies, claims, costs and expenses
(including reasonable attorney's fees and disbursements) arising out of the disputes with ID Canada or its Affiliates, TAF and the Seller shall indemnify and hold harmless, jointly and severally, each Checkpoint Indemnitee only from such losses, liabilities, damages, deficiencies, claims, costs and expenses (including reasonable attorney's fees and disbursements) suffered or incurred by such Checkpoint Indemnitee arising from any liabilities or claims succeeded from the Seller (other than claims against ID Canada or its Affiliates). Nothing in this
Section 2.6 shall require TAF or the Seller to indemnify and hold harmless each Checkpoint Indemnitee from any liability owed by it to ID Canada arising out of such Checkpoint Indemnitee's own activities.

2.7. Default Interest. Any amount payable under this Agreement, but not paid when due, shall bear interest at the Interest Rate which shall accrue on a daily basis until such amount are paid.

2.8. No Prejudice to Indemnification. Neither the finalization of the Closing Accounts nor the payment or receipt of the Purchase Price or Adjustment Amount shall prejudice the parties' rights under any other provisions of this Agreement.


ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1. Representations and Warranties of TAF and Seller. As of the date hereof, TAF and the Seller, jointly and severally, represent and warrant to the Purchaser as set forth in Schedule 3.1.

3.2. Representations and Warranties of the Purchaser. As of the date hereof, the Purchaser and Checkpoint, jointly and severally, represent and warrant to TAF and the Seller as set forth in
Schedule 3.2.

3.3. Effect of Due Diligence Review. No due diligence review conducted by any of the parties hereto shall affect in any manner whatsoever the validity or effect of the representations and warranties contained herein or made pursuant hereto or of the indemnifications or remedies related thereto.

3.4. Survival of Representations and Warranties.

(a)The Purchaser and the Seller have the right to rely fully upon the representations and warranties of the other party contained in or made pursuant to this Agreement in connection with the transactions contemplated under this Agreement. Except as otherwise provided in the following sentences of this Section 3.4(a), all such representations and warranties shall survive the Closing for a period of 30 months after the Closing Date. The representations and warranties of the Seller or the Purchaser which are contained in (a),
(b), (c) and (d) of Schedules 3.1 and 3.2 shall survive the Closing and shall continue at all times thereafter. The representations and warranties related to Taxes contained in this Agreement shall survive the Closing Date and continue at all times thereafter so long as a relevant claim can be made against the Purchaser or any of the Purchaser's Affiliates by any taxing or related authority of any relevant jurisdiction.

(b)Any right pursuant to this Agreement with respect to a claimed breach of a representation or warranty shall expire at the end of the survival period (as set forth in Section 3.4(a)) of the relevant representation or warranty claimed to be breached (the
"Termination Date") unless on or prior to the Termination Date, written notice asserting such breach, which shall reasonably set forth, in light of the information then known to the party giving such notice, a description of, and estimate (if then reasonable to make) of the amount involved in, such breach (the "Claim") has been given to the party from whom indemnification or other remedy is sought. If the parties cannot amicably reach a settlement of the Claim or unless such Claim is satisfied by payment, set-off or otherwise, the party making the Claim must institute arbitration proceedings with respect to the Claim in accordance with the terms of Section 14.3 of this Agreement prior to the first anniversary of the later of:
(i) the Termination Date of the representation and warranty to which such Claim relates or (ii), if the amount of Checkpoint's
Losses or Tokai's Losses (as each defined in Article XI) related to such Claim are not realized or cannot reasonably be determined before the Termination Date, the date at which such amount is reasonably determined (the "Loss Determination Date"). Provided that a Claim is made on or prior to the Termination Date of the relevant representation and warranty and the arbitration for the Claim is commenced in accordance with this Section 3.4(b), the Checkpoint's Loss or the Tokai's Loss related to such Claim may continue to be claimed beyond the first anniversary of the relevant Termination Date or Loss Determination Date.

3.5. Construction. Each representation and warranty is to be construed independently of the others and is not limited by reference to any other representation and warranty.

ARTICLE IV
ACTIONS TO OCCUR PRIOR TO CLOSING

4.1.  Operation of the Seller.  Except as contemplated in
Schedule 4.1 or elsewhere in this Agreement or as otherwise approved by the Purchaser or Checkpoint in writing, during the period from the date hereof to the Closing, the Seller shall, and TAF shall cause the Seller to, conduct its business and operations only in the ordinary course of its business and keep its records and accounting books in accordance with Japanese GAAP consistently applied to the Seller. The Seller shall not enter into any new transactions other than those related to the Transferred Business.

4.2. Specific Undertaking for Operation. Without prejudice to the generality of Section 4.1 but except as contemplated in
Schedule 4.1 or elsewhere in this Agreement or as otherwise approved by the Purchaser or Checkpoint in writing, during the period from the date hereof to the Closing, TAF and the Seller jointly and severally undertake:

(a)that no contract or commitment shall be entered into, amended, terminated or modified by the Seller except for those to be entered into in the ordinary course of its business;

(b)that the Seller shall not borrow any additional funds other than as required in the ordinary course of its business or provide any guarantee or incur or assume any contingent liabilities;

(c)that the Seller shall not waive, or agree to waive, any claims or rights;

(d)that the Seller shall not (i) sell, assign, transfer, pledge or otherwise dispose of any business or asset other than an individual asset with a value of less than 100,000 yen or (ii) purchase, lease or otherwise acquire any business or asset other than an individual asset with a value of less than 100,000 yen, or enter into an agreement to that effect;

(e)that the Seller shall not increase, or agree to increase, the rates of compensation (including bonuses) payable or to become payable to any director, statutory auditor, officer, employee, agent, independent contractor or consultant, or accelerate, or agree to accelerate, the rate at which any such compensation is paid, or modify any other employment terms and conditions, or enter into any collective bargaining agreement or any agreement with any labor union;

(f)that the Seller shall not change accounting methods, principles or practices;

(g)that the Seller shall not change its internal rules, credit and policies (or any application of any such rules or policies to the operation thereof); and

(h)to give the Purchaser prompt notice of any default by any party under a Material Contract and any event which might have a material adverse effect on the business or financial condition of TAF or the Seller.

4.3. Settlement with ID Canada.  Nothing provided for in Sections
4.1 and 4.2 shall prohibit the Seller from (a) entering into (i) such amicable settlement with ID Systems Canada Inc. ("ID
Canada") as approved by Checkpoint in writing or (ii) such amicable settlement with ID Canada which consists solely of a monetary payment (and no continuing obligations of the Seller, TAF or the Purchaser which impact in any way on the continuing business of the Seller, TAF or the Purchaser), and (b) implementing such amicable settlement in accordance with its terms.

4.4. TAF's Support. During the period from the date hereof to the Closing Date, TAF shall provide the Seller with such financial and other support as are necessary for the Seller to perform its obligations under this Agreement.

4.5. Access to Information. During the period from the date hereof to the Closing Date, (i) the Seller shall allow the Purchaser to have full access to all directors, statutory auditors, officers and employees and all books, records, computer files, offices and other facilities and properties of the Seller and to make such inspections thereof as the Purchaser may reasonably request, (ii) TAF shall provide Checkpoint with TAF's interim financial statements for six month period ended on September 30, 1997 and (iii) TAF, the Seller and Checkpoint shall cooperate with the Purchaser and its Affiliates in their work to prepare the smooth and orderly transfer of the Transferred Business, the Transferred Assets and the Transferred Employees.

4.6. Bank Waiver Documents. TAF and the Seller shall jointly and severally obtain the Bank Waiver Documents.

4.7. Consents to Assignment of Material Contracts.  TAF and the
Seller shall jointly and severally use their reasonable efforts to obtain written consents to the assignment of the Material
Contracts from the other parties thereto.

4.8. Termination of Employment. TAF shall terminate its employment of such seconded employees as set forth in Schedule
4.8-A, subject to the occurrence of the Closing. The Seller shall terminate its fiduciary relationships and employment of such directors, statutory auditors and employees as set forth in
Schedule 4.8-B, subject to the occurrence of the Closing. TAF and the Seller shall jointly and severally indemnify each Checkpoint Indemnitee from any losses, liabilities, damages, deficiencies, costs or expenses (including reasonable attorneys' fees and disbursements) based upon, arising out of or in connection with any of such terminations of fiduciary relationships and employment by TAF or the Seller.

4.9. Offer of Employment. Within 45 days after the date hereof, the Purchaser shall offer to each of the persons as set forth in
Schedule 4.9, subject to the occurrence of the Closing, employment on terms and conditions no less favorable than those as of the date hereof under which such employees are employed by the Seller or TAF with such changes as reflected in Schedule 4.9. With respect to the Transferred Employees who waives his or her claim to retirement allowances on termination of his or her employment with the Seller or TAF, the Purchaser shall count each Transferred Employee's period of service with the Seller or TAF as service with the Purchaser for the purpose of calculating (i) his or her retirement allowances payable on leaving employment of the Purchaser and (ii) the number of paid holidays to which he or she is newly entitled at the Purchaser.

4.10. Best Efforts to Satisfy Condition Precedents. The parties hereto shall use their respective best efforts to have the relevant conditions precedent (with respect to TAF and the Seller, those set forth in Article V and with respect to Checkpoint and the Purchaser, those set forth in Article VI) satisfied in a timely manner.

4.11.     Preliminary Registration of the Transfer of Ownership.
The Seller shall promptly make the preliminary registration of the transfer of the ownership of the Real Properties to the Purchaser. The Purchaser shall bear all the registration tax for such preliminary registration and shall cooperate with the Seller in making such preliminary registration; provided, however, that the Seller shall reimburse the Purchaser for half of the amount of such registration tax if and when the Closing does not take place. The Seller and the Purchaser shall equally bear all costs and expenses associated with such preliminary registration other than such registration tax. Upon the Seller's request, the Purchaser shall deliver in advance to the Seller's legal counsel all the documents only necessary to cancel the preliminary registration and authorize such counsel to use the documents upon the termination of this Agreement.

4.12. Transfer of Kyosai. The Seller and the Purchaser shall take all steps required to transfer the existing Kyosai arrangement for retired allowances from the Seller to the Purchaser as of the Closing.

ARTICLE V
CONDITIONS PRECEDENT TO THE PURCHASER'S OBLIGATION

The obligation of the Purchaser to consummate the transactions contemplated hereby is subject to the satisfaction of each of the following conditions:

5.1. Accurate Representations and Warranties. All representations and warranties of TAF and the Seller contained in this Agreement (after replacing the words "as of the date hereof" or "to the date hereof" in such representations and warranties by the words "as of the Closing" or "to the Closing Date," as the case may be) shall be true as of the Closing as if such representations and warranties were made as of the Closing. Upon the delivery of the joint certificate of TAF and the Seller referred to in
Section 5.16(a) to the Purchaser, TAF and the Seller shall be deemed to have made such representations and warranties on an updated basis to the Purchaser as set forth in this Section 5.1.

5.2. Performance by TAF and the Seller. Each of TAF and the Seller shall have performed and complied with all agreements, covenants and conditions required by this Agreement to be performed and complied with by it prior to or on the Closing.

5.3. No Material and Adverse Change. Since the date of this Agreement, there shall have been no material and adverse change in the condition, financial or otherwise, of TAF, the Seller, the Transferred Business or the Transferred Assets, or TAF's or the Seller's ability to perform its obligations hereunder or under the Associated Agreements.

5.4. Authorizations under Antimonopoly Law. The waiting period for the Closing required under Article 16 of the Antimonopoly Law shall have expired without any objection from the FTC.

5.5. Authorization under LPUL. The waiting period for the Closing required under Article 23 of LPUL shall have expired without any objection from the relevant governmental body or such governmental body has waived such waiting period.

5.6. Employees' Consents. No later than 3 Business Days prior to the Closing, at least 80% of the full time employees of the Seller as of the date hereof (other than such persons as set forth in Schedule 5.6) shall have accepted in writing offers of employment with the Purchaser under the employment terms offered by the Purchaser. Such persons as set forth in
Schedule 5.6 shall have accepted in writing offers of employment with the Purchaser.

5.7. Material Contracts. All other parties' written consents to the assignment of each Material Contract from the Seller to the Purchaser shall have been obtained.

5.8. Review of Material Contracts. The Seller shall have delivered to the Purchaser complete and accurate copies of such Tangible/Intangible Asset Leases, Real Estate Leases and Material Contracts as requested by the Purchaser or, if there are oral agreements in all or part, provided in writing the material terms and conditions thereof to the Purchaser, and the Purchaser shall have been reasonably satisfied with the terms and conditions of such Tangible/Intangible Asset Leases, Real Estate Leases and Material Contracts.

5.9. Release of Liens. All Liens on the Transferred Assets have been released in a manner reasonably satisfactory to the Purchaser.

5.10. Government Approvals. The Purchaser shall have reasonably been satisfied that the Purchaser will be able to obtain as of the Closing all governmental and statutory registrations and approvals and all other licenses, approvals and authorizations necessary or desirable for the Purchaser to operate or develop the Transferred Business on the same basis as the Seller.

5.11.     Execution of the Associated Agreements.  The Associated
Agreements shall have been executed and delivered, dated as of the Closing Date, by the parties thereto (other than Checkpoint and the Purchaser).

5.12. Environmental Issues. The Purchaser shall have been reasonably satisfied with (a) the result of the review of the environmental exposures associated with the Real Properties and (b) the arrangement regarding any remedial action necessary for solving any material environmental or other problem related to the Real Properties.

5.13. Subsequent Incorporation. The Purchaser shall have received from a court-appointed-inspector his report on the result of investigation of this Agreement.

[5.14 and 5.15 are reserved for additional conditions.]

5.16. Closing Documents. The Purchaser shall have received the following documents:

(a)a certificate, dated as of the Closing Date, signed by a representative director of TAF on behalf of TAF, and a representative director of the Seller on behalf of the Seller, in the form and substance reasonably satisfactory to the Purchaser,jointly and severally certifying:
(i) that the conditions set forth in Article V have been satisfied;
(ii) that TAF and the Seller waive any conditions set forth in ArtIcle VI which may not have been satisfied at or prior to the Closing; and (iii) as to the incumbency, authorization and signature of each of the persons authorized to execute and deliver, on behalf of TAF or the Seller, this Agreement, the Associated Agreements and any other documents executed or to be executed by TAF or the Seller in connection with the transaction contemplated hereby or thereby;

(b)written consents from such persons as set forth in Schedule
5.6 regarding their employment with the Purchaser; and

(c)such other documents and evidence (including the documentary evidences of the corporate actions of TAF and the Seller authorizing the transactions contemplated under this Agreement and the Associated Agreements) as Checkpoint or the Purchaser may reasonably request in order to ascertain the fulfillment of the conditions set forth in this Article V.

ARTICLE VI
CONDITIONS PRECEDENT TO THE SELLER'S OBLIGATIONS

The obligation of the Seller to consummate the transactions contemplated hereby is subject to the satisfaction of each of the following conditions:

6.1. Accurate Representations and Warranties. All representations and warranties of the Purchaser contained in this Agreement (after replacing the words "as of the date hereof" or "to the date hereof" in such representations and warranties by the words "as of the Closing" or "to the Closing Date," as the case may be) shall be true as of the Closing as if such representations and warranties were made as of the Closing. Upon the delivery of the Purchaser's certificate referred to in
Section 6.10(a) to the Seller, the Purchaser shall be deemed to have made such representations and warranties on an updated basis to TAF and the Seller as set forth in this Section 6.1.

6.2. Performance by the Purchaser. The Purchaser shall have performed and complied with all agreements, covenants and conditions required by this Agreement to be performed and complied with by it prior to or on the Closing.

6.3. No Material and Adverse Change. Since the date of this Agreement, there shall have been no material adverse change in the condition, financial or otherwise, of the Purchaser or the Purchaser's or Checkpoint's ability to perform its obligations hereunder or under the Supply Agreement.

6.4. Execution of the Associated Agreements. The Associated Agreement shall have been executed and delivered, dated as of the Closing Date, by the parties thereto (other than TAF and the Seller).

6.5. Authorization under LPUL. The waiting period for the Closing required under Article 23 of LPUL shall have expired without any objection from the relevant governmental body or such governmental body has waived such waiting period.

[6.6, 6.7, 6.8 and 6.9 are reserved for additional conditions.]

6.10. Closing Documents. The Seller shall have received the following documents:

(a)a certificate, dated as of the Closing Date, signed by a duly authorized officer of Checkpoint on behalf of Checkpoint, and a representative director of the Purchaser on behalf of the Purchaser, in the form and substance reasonably satisfactory to TAF and the Seller, jointly and severally certifying: (i) that the conditions set forth in Article VI have been satisfied; (ii) that Checkpoint and the Purchaser waive any conditions set forth in Article V which may not have been satisfied at or prior to the Closing; and (iii) as to the incumbency, authorization and signature of each of persons authorized to execute and deliver on behalf of Checkpoint or the Purchaser, this Agreement, the Associated Agreements and any other documents executed or to be executed by Checkpoint or the Purchaser in connection with the transaction contemplated hereby or thereby; and

(b)such other documents and evidence (including the documentary evidences of the corporate actions of Checkpoint and the Purchaser authorizing the transactions contemplated under this Agreement and the Associated Agreements) as TAF or the Seller may reasonably request in order to ascertain the fulfillment of the conditions set forth in this Article VI.

ARTICLE VII
CLOSING

7.1. Time and Place of the Closing. The closing process of the transactions contemplated under Section 2.1 (the "Closing") shall take place at the head office of The Bank of Yokohama, Limited, commencing at 10:00 a.m., Tokyo time, February 2, 1998 or such other time, date or place as may be agreed upon between the parties, but in no event later than March 31, 1998. Subject to the completion of the actions set forth in Section 7.2, the transfer of the Transferred Business and the Transferred Assets shall be deemed to have taken place as at 00:01 a.m. of the Closing Date.

7.2. Actions at the Closing. At the Closing, the parties will take the following actions:

(a)TAF and Checkpoint or the Purchaser shall execute and deliver the Supply Agreement, the Indemnity and Security Agreement and the Non-Competition Agreement;

(b)the Seller shall deliver the Bank Waiver Documents and the Title Documents to the Purchaser;

(c)the Purchaser shall pay the Preliminary Payment Amount to the Seller;

(d)the Seller shall deliver to the Purchaser the Business
Documents and the complete and accurate copies of such corporate accounting books and records of the Seller as the Purchaser reasonably requests; and

(e)such other actions as the Seller or the Purchaser may reasonably request in order to consummate and perfect the transaction contemplated under Section 2.1.


ARTICLE VIII
COVENANTS

8.1. Post Closing Services.   At any time or from time to time
after the Closing, TAF and the Seller shall take such further actions (and execute such documents) as are reasonably necessary, appropriate or desirable to consummate, perfect and make effective the transactions contemplated by this Agreement.

8.2. TAF's Unconditional Guaranty. Without any prejudice to any of TAF's obligations and liabilities under any other provisions of this Agreement, TAF hereby unconditionally guarantees (rentai-hosho) the due, complete and punctual performance by the Seller of all of its obligations under this Agreement.

8.3. Checkpoint's Unconditional Guaranty. Without any prejudice to any of Checkpoint's obligations and liabilities under any other provisions of this Agreement, Checkpoint hereby unconditionally guarantees (rentai-hosho) the due, complete and punctual performance by the Purchaser of all of its obligations under this Agreement.

8.4. Cooperation on Tax Matters. TAF, the Seller, the Purchaser and Checkpoint shall cooperate, and shall cause their respective Affiliates, directors, statutory auditors, officers, employees, agents, auditors and representatives to cooperate, in preparing and filing all returns, including maintaining and making available to each other all books and records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes and in all other Tax matters, and to keep each party advised as to any issue relating to Taxes which could have a bearing on such other party's responsibility under this Agreement. The Seller and the Purchaser shall allow any other parties to access its books and records at such party's reasonable request to the extent necessary for the smooth operation of the Transferred Business.

8.5. Liquidation of the Seller. After the Indemnity and Security Agreement is terminated in accordance with its terms, the Purchaser shall cooperate with the Seller in order for the Seller to make a smooth liquidation of the Seller itself; provided, however, that the Seller shall pay off all of its obligations to the third parties outstanding as of the Closing and that TAF's obligations under this Agreement and each Associated Agreement shall not be affected by the Seller's liquidation in any manner.

8.6. Post Closing Service by the Purchaser. For the period not exceeding 2 years after the Closing Date and upon the Seller's request, the Purchaser shall provide the Seller's former customers with a repair and maintenance service for those products sold by the Seller with such reasonable terms and conditions (including the Seller's payment of reasonable fees to the Purchaser) as agreed upon in writing between the Seller and the Purchaser.


ARTICLE IX

[Reserved for an additional provision.]


ARTICLE X
SECRECY AND NON-COMPETITION

10.1. Secrecy. Each party hereto shall not disclose any written or electronically or optically recorded information related to the Transferred Assets or the Transferred Business to any third parties and shall not use such information for any purposes, except, in each case, in the ordinary course of operations of the Transferred Business on or prior to the Closing Date; provided, however, that the prohibitions contained in this sentence shall not apply to (a) such information which (i) is in the public domain as of the date hereof or (ii) becomes available to the relevant party hereto on a non-confidential basis from a third party and (b) Checkpoint and the Purchaser on and after the Closing. Except for any press announcement as may be agreed between TAF and Checkpoint in writing hereto (it being understood that the contents of such press announcement shall have no effect on the terms and conditions set forth in this Agreement or the Associated Agreements), none of the parties hereto shall, and each of the parties hereto shall procure that none of its Affiliates shall, disclose the terms of this Agreement or the Associated Agreements or the transaction contemplated hereby or thereby other than to professional advisers or employees of the relevant party or any of its Affiliates, who may need to be aware of the same. Notwithstanding the foregoing, TAF, the Seller, the purchaser or Checkpoint may, after consultation with the other parties, disclose any information referred to in and prohibited to be disclosed under this Section 10.1 if and to the extent required by (a) any stock exchange or any governmental, quasi governmental or other regulatory body having jurisdiction over it or its Affiliate or (b) as part of legal proceedings, filings or similar process (including deposition, interrogatories, requests for information or documents, subpoena, civil or criminal process).

10.2. Non-Competition. The Seller shall not, directly or indirectly, either alone, jointly or in conjunction with any other entity or entities, engage in any business competitive with the Transferred Business for 5 years after the Closing.

10.3. No-Solicitation. TAF and the Seller shall not (and shall jointly and severally procure that each of their respective Affiliates shall not) directly or indirectly employ, solicit or otherwise encourage any of the Transferred Employees to leave the Purchaser for 5 years after the Closing.

ARTICLE XI
 INDEMNIFICATION

11.1. Indemnity by TAF and the Seller. TAF and the Seller shall, jointly and severally, indemnify and hold harmless each Checkpoint Indemnitee from and against all losses, liabilities, damages, deficiencies, claims, costs or expenses (including reasonable attorneys' fees and disbursements) based upon, arising out of or in connection with the breach of any representation or warranty, or the non-performance, partial or total, of any covenant or agreement of TAF or the Seller contained in, or made pursuant to, this Agreement or any Associated Agreement.

11.2. Indemnity by Checkpoint and the Purchaser. Checkpoint and the Purchaser shall indemnify and hold harmless each Tokai Indemnitee from and against all losses, liabilities, damages, deficiencies, claims, costs or expenses (including reasonable attorneys' fees and disbursements) based upon, arising out of or in connection with the breach of any representation or warranty, or the non-performance, partial or total, of any covenant or agreement of Checkpoint or the Purchaser contained in, or made pursuant to, this Agreement or any Associated Agreement.

11.3. Right of Set-Off. Nothing contained in this Agreement shall prohibit or restrict TAF, the Seller, the Purchaser orCheckpoint from setting off (a) its claims against any other party and (b) its obligations owed to such other party in accordance with applicable laws.

ARTICLE XII
TERMINATION

12.1. Automatic Termination. If the Closing does not take place on or before March 31, 1998, unless otherwise agreed in writing among the parties hereto through their good faith negotiations, this Agreement shall automatically terminate as of March 31, 1998.

12.2. Effect of Termination. If this Agreement shall terminate pursuant to Section 12.1, such termination shall be without cost or liability to any party hereto other than cost or liability for breach of any representation, warranty, covenant or agreement contained in this Agreement.

12.3. Termination for Breach. If either TAF or the Seller breaches its material obligation under this Agreement and fails to cure such a breach within 30 days after its receipt of a notice of demand to cure such a breach from Checkpoint, Checkpoint and the Purchaser may terminate this Agreement by giving a notice of termination to TAF and the Seller. If either Checkpoint or the Purchaser breaches its material obligation under this Agreement and fails to cure such a breach within 30 days after its receipt of a notice of demand to cure such breach from TAF, TAF and the Seller may terminate this Agreement by giving a notice of termination to Checkpoint and the Purchaser.

ARTICLE XIII
GENERAL PROVISIONS

13.1. Notices. Any notice or other communication required or permitted to be given hereunder shall be in the English language and in writing and shall be delivered personally, transmitted by facsimile (in each case followed by confirmation delivered by registered and express mail or registered and express air mail, if applicable) or sent by registered and express mail (or registered and express air mail, if applicable), postage prepaid, and shall be deemed given when so delivered personally, or if transmitted by facsimile, 1 day after the date of such facsimile or telex, or if mailed, 5 days after the date of mailing, to the parties at the following addresses (or to such other party and/or such other address as shall be specified by like notice from the party to which notice or other communication shall be given originally, provided, however, that such notice of a change of party and/or address shall be effective only upon receipt thereof):

(i)  if to TAF to:

     Tokai Aluminum Foil Co., Ltd.
          Tokai Plaza 5F
          1, Tomiya-cho, Kanagawa-ku
          Yokohama 221, Japan
          Attention:  Executive Vice President
          Facsimile Number:  81-45-434-1112

(ii) if to the Seller to:

     Tokai Electronics Co., Ltd.
          1071 Yahata, Chigasaki City
          Kanagawa 253 Japan
          Attention:  President
          Facsimile Number:  81-467-86-7292

(iii)     if to the Purchaser to:

     Checkpoint Production Japan K.K.
          c/o  Checkpoint Systems, Inc.
          101 Wolf Drive, P.O.Box 188
          Thorofare, New Jersey 08086
          Attention: Vice President and General Counsel
          Facsimile Number:  1-609-848-2042

(iv) if to Checkpoint to:

     Checkpoint Systems, Inc.
          101 Wolf Drive, P.O.Box 188
          Thorofare, New Jersey 08086
          Attention: Vice President and General Counsel
          Facsimile Number:  1-609-848-2042

13.2. Waivers and Amendments. This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions hereof may be waived only by a written instrument signed by the parties or, in the case of a waiver, the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Except as specifically provided for otherwise, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies which any party may otherwise have. The parties hereto acknowledge that, under Japanese law, action for specific performance is broadly permitted and that monetary damages may not always be an adequate remedy for any loss or damage incurred as a result of any breach of this Agreement. Whether or not expressly provided in this Agreement, the parties hereby agree to waive any defense, in any action for specific performance of any obligation under this Agreement, that monetary damages would be adequate remedy. The rights and remedies of any party arising out of or otherwise in respect of any inaccuracy in or breach of any material representation, warranty, covenant or agreement contained in this Agreement shall not be limited by the fact, in and of itself, that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.

13.3. Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

13.4. Disclaimer of Partnership or Agency. Nothing contained or implied in this Agreement shall constitute or be deemed to constitute a partnership among the parties nor shall this Agreement constitute any party as the legal representative, agent or fiduciary of any other, nor shall any party have the right or authority to assume, create or incur any commitment, liability or obligation of any kind, express or implied, against or in the name of or on behalf of any other party.

13.5. Expenses. Except as otherwise specifically set forth in this Agreement, the parties hereto shall bear their respective expenses including the Taxes incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel and accountants, interpreters and consultants.

13.6. Counterparts. This Agreement may be executed in four or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

13.7. Assignment. This Agreement or any right or obligation hereunder may not be transferred or assigned by any party hereto without the prior written consent of the all the other parties hereto.

13.8. Separability. Any term or provision of this Agreement which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement.

13.9. Entire Agreement. This Agreement constitutes the entire agreement and understanding among the parties with respect to the subject matter expressed herein and all other previous agreements and understandings or other arrangements of any kind with respect to the said subject matter (including the documents dated as of June 25, 1997 and signed by TAF, Checkpoint and the Seller) shall be cancelled and superseded completely by this Agreement as of the dated hereof.


ARTICLE XIV
LANGUAGE, GOVERNING LAW AND DISPUTE RESOLUTION

14.1. Language. This Agreement is made in, and shall be construed in accordance with, the English language (other than those Schedules and Exhibits with respect to which the English translations are not attached hereto).

14.2. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of Japan.

14.3. Arbitration. All disputes, controversies or differences which may arise between the parties out of or in relation of or in connection with this Agreement shall be finally settled by arbitration. If the arbitration is initiated by Checkpoint and/or the Purchaser, the arbitration shall be conducted in Tokyo, Japan, in accordance with the commercial arbitration rules of JCAA and if the arbitration shall be initiated by TAF and/or the Seller, the arbitration shall be conducted in New York City, New York, United States of America, in accordance with the arbitration rules of AAA. In any event, the arbitration shall be conducted in English. The arbitral tribunal shall be composed of 3 arbitrators. In accordance with the relevant rules of JCAA or AAA, as the case may be, each party shall appoint 1 arbitrator, and JCAA or AAA, as the case may be shall appoint the third arbitrator who shall not be a national of either Japan or the United States of America. Awards rendered in any arbitration hereunder shall be final and conclusive and judgment thereon may be entered into in any court having jurisdiction for enforcement thereof. There shall be no appeal to any court from awards rendered hereunder. Awards rendered hereunder shall apportion the costs of the arbitration concerned including the fees of the arbitrators.

14.4. Provisional Relief. Nothing contained in this Article 14 shall be construed to limit or preclude a party from bringing any action in any court of competent jurisdiction for injunctive or other provisional relief to compel the other party to comply with its obligations hereunder at any time.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.



TOKAI ALUMINUM FOIL CO., LTD.     CHECKPOINT SYSTEMS, INC.
By:  Shuhei Kubota                By:  Kevin P. Dowd
President and Represenative       President and
Director                          Chief Executive Officer


TOKAI ELECTRONICS CO., LTD.       CHECKPOINT PRODUCTION JAPAN CO., LTD.
By:  Kazuhiro Murata              By:  Neil D. Austin
Representative Director and       Vice President, General Counsel
Executive Vice President          and Secretary